Exhibit F

TRIPLE NET LEASE AGREEMENT

BETWEEN HI-FI PROPERTIES I LLC, & GREG MILLER PROJECT LLC

This lease, made and entered into effective the _15_ day of _JUNE_ , 2018 (the "Effective Date"), by and between HI-FI Properties I, LLC, a Minnesota limited liability company, herein referred to as "Lessor" or "Landlord" and Greg Miller Project LLC, a Minnesota limited liability company, herein referred to as "Tenant."

ARTICLE I. PREMISE, DESCRIPTION AND USE OF PREMISES

Lessor leases to Tenant and Tenant hires from Lessor, for the purpose of conducting a theater and drama education business, together with food and beverage services, thereon, and such related and incidental activities thereto, those certain premises, with the appurtenances, situated in the City of Rochester, County of Olmsted, State of Minnesota, and more particularly described below.

> **SEE EXHIBIT "A" ATTACHED HERETO AND BY REFERENCE MADE A PART HEREOF AS THOUGH FULLY SET FORTH HEREIN.**

As used herein, the term "premises" refers to the real property above-described, and to any improvements located thereon, from time to time, during the term hereof, and more generally described as:

> **3820 North Broadway Avenue, Rochester, MN 55906**

ARTICLE II. TERM & COMMENCEMENT OF LEASE

The initial term of this Lease shall be for a period of **five (5) years**, commencing upon **the Commencement Date (defined below)**. As used herein, the expression "term hereof" refers to such initial term and to any renewal thereof as hereinafter provided.

A.   **Term Dates and Definitions.**

> i) The "Effective Date" shall be the date that this document is fully executed by all parties. The period of time between the Effective Date and the Delivery Date shall be termed the "Pre-Possession Period." Lessor shall retain possession and control of the Premises, but shall provide Tenant, and Tenant's agents, access to the premises during the Pre-Possession Period.

> ii) The "Delivery Date" shall be July 15, 2018. On the Delivery Date, Tenant shall take possession of the Premises, shall take over and pay all utilities serving the Premises, and shall begin paying Additional Rent to the Lessor.

iii) The "Commencement Date" shall be October 15, 2018. The 5 (five)-year term of this Lease Agreement shall begin on the Commencement Date and Tenant shall begin paying Base Rent as spelled out in Article III. Rent. The original term of this Lease Agreement shall run through, and include, October 14, 2023

ARTICLE III. <u>RENT</u>

Tenant shall pay rent for the use and occupancy of the premises as follows:

Beginning on the Commencement Date (defined above~~below~~) a fixed annual <u>B</u>~~b~~ase <u>R</u>~~r~~ent for the five (5) years of the term as follows:

Lease Year	Base Rent Rate
Year 1:	No Base Rent
Year 2:	No Base Rent
Year 3:	$1,000.00 per each and every month
Year 4:	$4,000.00 per each and every month
Year 5:	$5,000.00 per each and every month

Additional Rent: Lease shall be a "Triple Net" Lease, to consist of property taxes, property insurance (including Lessor's liability), and Common Area Maintenance (CAM), which shall include, but not be limited to, items such as all utilities, garbage removal, snow plowing, mowing, landscaping & routine maintenance of the premises that are (a) not paid directly by Tenant, and (b) are actually incurred and paid by Lessor. *Monthly~~Annual~~ A~~a~~dditional R~~r~~ent in 2018~~of the first lease year~~ is anticipated to be $2,122.75~~————————~~.~~:~~*

Triple Net expenses not paid by and disposed of directly by Tenant shall be budgeted for on an annual basis and shall be paid $1/12^{th}$ at a time, each and every month beginning on the Delivery Date (defined below), along with, and at the same time as the Base Rent, by Tenant to Lessor. Refer also to Article XI._Taxes and Assessments._

Upon reasonable written notice, but no more than once per calendar year, Lessor will provide Tenant, including Tenant's accountants and agents, with full and unimpeded access to the books and records related to Landlord's management of the premises for the purpose of allowing Tenant to undertake an audit of the same in order to confirm that the additional rent paid by Tenant reflects amounts actually incurred and paid by Lessor. Nothing in this Article III shall be construed so as to allow Tenant access to any books and records entirely unrelated to Landlord's management of the premises. Any overpayment by Tenant shall be offset rent due hereunder, or, after the Lease expires, shall be paid to Tenant within thirty (30) days of Tenant's written request to Lessor.

Options: **One, five (5)-year option**, to be exercised by Tenant 180 days prior to original Lease term expiration date; See also Article XVIII._Option To Renew,_ as to conditions Tenant must meet in order to exercise any and all available Options. Rates for the Option Term are set as follows:

Lease Year	Base Rent Rate

Year 6 (Option Year 1):	$6,000.00 per each and every month
Year 7 (Option Year 2):	$6,000.00 per each and every month
Year 8 (Option Year 3):	$8,000.00 per each and every month
Year 9 (Option Year 4):	$8,000.00 per each and every month
Year 10 (Option Year 5):	$8,000.00 per each and every month

The Base Rent and the Additional Rent (together known as the Full Rent) shall be payable in the monthly installments indicated above, on the 1st day of each month, in advance, without demand. If payment for any portion of the Full Rent is not received on time, a 1.5%/month (18% per annum) penalty will be applied. If the Delivery Date or Commencement Date is not on the first day of the month, or final day of the term of this Lease is not on the last day of the month, base rent, and, as the case may be, additional rent, for such partial month shall be prorated at the rate of one-thirtieth of the monthly base rent, or, as the case may be, additional rent, for each day, payable in advance.

Payment of Rent will be deemed to be have been made "on time" if it is received by Lessor on, or before, the fifth (5th) day of the month in which it is due.

Notwithstanding anything in this Lease to the contrary, all amounts payable by Tenant to, or on behalf of, Lessor, whether or not expressly denominated as rent, shall be deemed to be additional rent for all purposes, including for the purposes of Section 503(b)(7) of the Bankruptcy Code, Title 11 of the United States code.

ARTICLE IV. WARRANTY OF QUIET POSSESSION

Lessor covenants that Tenant shall have quiet and peaceable possession of the demised premises during the term hereof.

ARTICLE V. USES PROHIBITED

Tenant shall not use or permit the demised premises, or any part thereof, to be used for any unlawful or illegal purpose or purposes. Tenant shall not use or permit the demised premises, or any part thereof, to be used for any use other than the purpose or purposes for which the demised premises are hereby leased; and no use shall be made or permitted to be made of the demised premises, or acts done, which will cause a cancellation of any insurance policy covering any building located on the premises, or any part thereof, nor shall Tenant sell, or permit to be kept, used or sold, in or about the demised premises any article which may be prohibited by the standard form of insurance policies. Tenant shall, at Tenant's sole cost, comply with all requirements pertaining to the demised premises, or any insurance organization or company necessary for the maintenance of insurance, as herein provided, covering any building and appurtenances at any time located on the demised premises.

ARTICLE VI. ABANDONMENT OF PREMISES

Tenant shall not vacate or abandon the premises at any time during the term hereof; if Tenant shall abandon, vacate or surrender the demised premises, or be dispossessed by process of law, or otherwise, any personal property belonging to Tenant and left on the premises shall be deemed to be abandoned, at the option of the Lessor, except such property as may be encumbered to Lessor.

ARTICLE VII. WASTE AND NUISANCE PROHIBITED

During the term of this Lease, Tenant shall comply with all laws affecting the demised premises, the breach of which might result in any penalty on Lessor or forfeiture of Lessor's title to the demised premises. Tenant shall not commit, or suffer to be committed, any waste on the demised premises, or any nuisance.

ARTICLE VIII. LESSOR'S RIGHT OF ENTRY

Tenant shall permit Lessor and the agents and employees of Lessor to enter into and upon the demised premises at all reasonable times and upon at least forty-eight (48) hours' advance notice, for the purpose of inspecting the same, or for the purpose of posting notices of non-responsibility for alterations, additions or repairs, without any liability to Tenant for any loss of occupation or quiet enjoyment of the premises thereby occasioned, and shall permit the Lessor and Lessor's agents and employees, at anytime within the last 180 days prior to the expiration of this Lease, or any renewals thereof, to place on the demised premises any usual or ordinary "To Let" or "To Lease" signs and exhibit the premises to prospective tenants at reasonable hours, provided that Tenant has not exercised its right to renew the Lease.

Tenant shall provide to Lessor at least two (2) sets of keys to enter the premises, as well as any and all keypad and /or alarm codes required to gain access to the premises.

ARTICLE IX. SUBLETTING, ASSIGNMENT AND ENCUMBRANCE

Tenant shall not sublet the premises in whole or in part or assign, transfer, mortgage or encumber this Lease, or any interest therein, without the prior written consent of Lessor, and a consent to any such subletting, assignment, transfer, mortgage or encumbrance shall not be (a) unreasonably withheld or delayed and (b) deemed to be a consent to any subsequent subletting, assignment, transfer, mortgage or encumbrance, nor shall the same relieve Tenant from any liability hereunder. If this Lease is assigned to any person or entity pursuant to the provisions of the Bankruptcy Code, Title 11 of the United States Code, any and all moneys or other considerations payable or otherwise to be delivered in connection with such assignment shall be paid or delivered to Lessor, shall be and remain the exclusive property of Lessor, and shall not constitute property of Tenant or of the estate of Tenant within the meaning of the Bankruptcy Code. Any and all moneys or other considerations constituting Lessor's property under the preceding sentence not paid or delivered to Lessor shall be held in trust for the benefit of Lessor and to be promptly paid or delivered to Lessor.

Any person or entity to which this Lease is assigned pursuant to the provisions of the Bankruptcy Code, Title 11 of the United States Code, shall be deemed without further act or deed to have assumed all of the obligations arising under this Lease on and after the date of such assignment. Any such assignee shall upon demand execute and deliver to Lessor an instrument confirming such assumption.

ARTICLE X. NOTICES

All notices, demands or other writings in this Lease provided to be given or made or sent, or which may be given or made or sent, by either party hereto to the other, shall be deemed to have been fully given or made or sent when made in writing and deposited in the United States mail, registered and postage prepaid, and addressed as follows:

      To Lessor: HI-FI Properties I, LLC
                                      c/o Thomas Fitzgerald
                                        Commercial Leasing Services
                                        1716 5th Street SW, #103
                                        Rochester, MN 55902

To Tenant:	Greg Miller Project LLC
	c/o Greg Miller
	3820 North Broadway
	Rochester, MN 55906
And To:	Greg Miller
	5289 Country Creek Court SE
	Rochester, MN 55904

The address to which any notice, demand or other writing may be given or made or sent to any party as above provided, may be changed by written notice given by such party as above provided.

ARTICLE XI. TAXES AND ASSESSMENTS

A. **Taxes as Additional Rent.** Tenant shall pay Lessor 1/12th of the actual or estimated annual real estate taxes with each installment of monthly rent, as additional rent.

Tenant shall pay and discharge as they become due, promptly and before delinquency, all other taxes, assessments, rates, charges, license fees, municipal liens, levies, excises, or imposts, whether general or special, or ordinary or extraordinary, of every name, nature and kind whatsoever, including all governmental charges of whatsoever name, nature, or kind, which may be levied, assessed, charged, or imposed, or which may become a lien or charge on or against the land hereby demised, or any part thereof, the leasehold of Tenant herein, the premises described herein, any building or buildings, or any other improvements now or hereafter thereon, or on or against Tenant's estate hereby created which may be subject to taxation, or on or against Lessor by reason of their ownership of the fee underlying this Lease, during the entire term hereof, excepting only those taxes hereafter specifically excepted.

B. **Assessments Affecting Improvements.** Specifically and without in any way limiting the generality of the foregoing, Tenant shall pay all special assessments and levies or charges made by any municipal or political subdivision for local improvements and levies or charges made by any municipal or political subdivision for local improvements, and shall pay the same in cash as they shall fall due and before they shall become delinquent as required by the act and proceedings under which any such assessments or levies or charges are made by any municipal or political subdivision. If the right is given to pay in either one sum or in installments, Lessor may elect either mode of payment and their election shall be binding on Tenant. However, Tenant shall be required to pay Lessor 1/12th of the actual or estimated annual assessments with each installment of monthly rent, as additional rent, during the term of this Lease or any renewal thereof. If, by making any such election to pay in installments, any of such improvements shall be payable after the termination of this Lease or any extended term thereof, such unpaid installments shall be prorated as of the date of termination, and amounts payable after such date shall be paid by Lessor.

C. **Taxes Excepted.** Anything in this section to the contrary notwithstanding, Tenant shall not be required to pay any estate, gift, inheritance, succession, franchise, income, or excess profit taxes which may be payable by Lessor or Lessor's legal representative, successors or assigns, nor shall Tenant be required to pay any tax that might become due on account of the ownership of property other than that herein leased which may become a lien on the property herein leased or collectable out of the same.

D. **Contesting Taxes.** If Tenant shall in good faith desire to contest the validity or amount of any tax, assessment, levy or other governmental charge herein agreed to be paid by Tenant, Tenant shall be permitted to do so, and to defer payment of such tax or charge, the validity or amount of which Tenant is so contesting, until final determination of the contest, on giving to Lessor written notice thereof prior to the commencement of any such contest, which shall be at least thirty (30) days prior to delinquency, and on protecting Lessor on demand by a good and sufficient surety bond against any such tax, levy , assessment, rate, or governmental charge, and from any cost, liability or damage arising out of any such contest.

E. **Disposition of Rebates.** All rebates on account of any such taxes, rates, levies, charges or assessments required to be paid and paid by Tenant under the provisions hereof shall belong to Tenant, and Lessor will, on the request of Tenant, execute any receipts, assignments, or other acquittance that may be necessary in the premises in order to secure the recovery of any such rebates, and will pay over to Tenant any such rebates that may be received by Lessor.

ARTICLE XII. ALTERATIONS AND IMPROVEMENTS

A. **Alterations and Improvements; Signs.**

Lessor Improvements:	Lessor shall provide an HVAC unit appropriate for size and intended use of premises. Lessor shall coordinate installation of the HVAC unit with Tenant's architect so as to ensure any HVAC unit will be properly incorporated into the Initial Tenant Improvements (defined below); Lessor will clean up parking lot and remove "scrub" growth around the building & parking lot. ~~The "Delivery Date" shall be July 1, 2018.~~
Tenant Improvements:	All other repairs, alterations, improvements, additions, etc, shall be at the sole cost and expense of the Tenant. Tenant's initial planned improvements shall be approved by Landlord, but Landlord shall not unreasonably withhold or delay such approval. Upon approval, the Tenant's initially planned improvements will be incorporated into this agreement as Exhibit B (the "Initial Tenant Improvements"). ~~The "Commencement Date" shall be the date that is ninety (90) days after the Delivery Date.~~ From the Effective Date to the Delivery Date (the "Pre-Possession Period"), Tenant, Tenant's architect, contractor or other individuals working on behalf of Tenant, shall be allowed access to the premises upon Landlord's approval; such approval shall not be unreasonably withheld or delayed.

Tenant shall make no alterations or improvements to the premises without Lessor's prior written consent. Tenant shall submit plans and specifications for any proposed alteration or improvement to the premises to Lessor for its review and approval. In the event of disapproval, Lessor shall give to Tenant an itemized statement of reasons therefor. If Lessor does not disapprove the plans and specifications provided for in this section within twenty (20) days after the same has been submitted to Lessor, such plans and specifications shall be deemed to have been approved by Lessor. Tenant will in no event make any alterations, improvements or other changes of any kind to any building on the premises that will decrease the valve of such building, or that will adversely affect the structural integrity of the building. Except for the Initial Tenant Improvements, prior to commencing any work that will cost in excess of Ten Thousand ($10,000.00) Dollars, Tenant shall furnish Lessor, on demand, with a good and sufficient surety bond insuring the completion of such work and the payment of all bills therefor.

B. **Restoration and Replacement of Currently Existing Structure.** Tenant shall have no obligation to restore or replace at the expiration or other termination of the lease, the building located on the land hereby demised at the commencement of the term hereof, except that Tenant shall keep and maintain the same in a condition comparable to its condition when delivered to Tenant.

C.   **Disposition of New Improvements.** All alterations, improvements, changes or additions made in or to the premises shall be the property of Lessor, and Tenant shall have only a leasehold interest therein, subject to the terms hereof. Notwithstanding the foregoing, all theater specific equipment, including, but not limited to, the stage and seating, shall remain the property of Tenant and must be removed from the Premises at the termination of the Lease, provided that any damage to the Premises as a result of the removal of such property shall be repaired by Tenant.

D.   **Signs.** Tenant may install any sign in, on, and about the Premises to the maximum extent permitted by local law. Any sign Tenant wishes to install shall first be approved by Landlord, but Landlord shall not unreasonably withhold or delay such approval.

ARTICLE XIII. REPAIRS AND DESTRUCTION OF IMPROVEMENTS

A.   **Maintenance of Improvements.** Tenant shall, throughout the term of this Lease, at its own cost, and without any expense to Lessor, keep and maintain the premises, including all building and improvements of every kind which may be a part thereof, and all appurtenances thereto, including sidewalks adjacent thereto, in good, sanitary and neat order, condition and repair. Lessor shall not be obligated to make any repairs, replacements, or renewals of any kind, nature or description, whatsoever, to the demised premises or any buildings or improvements thereon, provided, however, that Lessor shall be responsible for any necessary maintenance or repair to the roof and structural elements of the building and HVAC, plumbing and electrical systems and elements, except if the repair, replacement or renewal is occasioned by Tenant's negligent or intentional act or omission (ordinary wear and tear excepted). Tenant shall also comply with and abide by all federal, state, country, municipal and other governmental statutes, ordinances, laws and regulations affecting the demised premises, the improvements thereon, or any activity or condition on or in such premises.

B.   **Damage or Destruction of Improvements.** The damage, destruction or partial destruction of any building or other improvement which is a part of the premises shall not release Tenant from any obligation hereunder, except as hereinafter expressly provided, and in case of damage to or destruction of any such building or improvement, Tenant shall, at its own expense, promptly repair and restore the same only to the condition or as good or better condition than that which existed prior to the commencement of this Lease. Without limiting such obligations of Tenant, it is agreed that the proceeds of any insurance covering such damage or destruction shall be made available to Tenant for such repair or replacement.

ARTICLE XIV. UTILITIES

Tenant shall fully and promptly pay for all water, gas, heat, light, power, telephone service, cable TV, internet service, or other public utilities of every kind furnished to the premises throughout the term hereof, and other costs and expenses of every kind whatsoever of or in connection with the use, operation and maintenance of the premises and all activities conducted thereof, and Lessor shall have no responsibility of any kind for any thereof.

ARTICLE XV. LIENS

A.   **Tenant's Duty to Keep Premises Free of Lien.** Tenant shall keep all of the premises and every part thereof and all buildings and other improvements at any time located thereon free and clear of any and all mechanics', materialmen's, and other liens for or arising out of or in connection with work or labor done, services performed, or materials or appliances used or furnished for or in connection with any operations of Tenant, any alteration, improvement or repairs or additions which Tenant may make or permit or cause to be made, or any work or construction by, for, or permitted by Tenant on or about the premises, or any obligations of any kind incurred by Tenant, and at all times promptly and fully pay and discharge any and all claims on which any such lien may or could be based, and to indemnify Lessor and all of the premises and all buildings and improvements thereon against all such liens and claims of liens and suits or other proceedings pertaining thereto.

Tenant shall furnish copies of all executed Lien Waivers to Lessor for all alterations, improvements, repairs, or additions which Tenant may make to the Premises.

B.   **Contesting Liens.** If Tenant desired to contest any such lien, they shall notify Lessor of their intention to do so within one hundred eighty (180) days after filing of such lien. In such case, and provided that Tenant shall on demand protect Lessor by a good and sufficient surety bond against any such lien and any coast, liability or damage arising out of such contest, Tenant shall not be in default hereunder until ninety (90) days after the final determination of the validity thereof, within which time Tenant shall satisfy and discharge such lien to the extent held valid; but the satisfaction and discharge of any such lien shall not, in any case, be delayed until execution is had on any judgment rendered thereon, and such delay shall be a default of Tenant hereunder. In the event of any such contest, Tenant shall protect and indemnify Lessor against all loss, expense and damage resulting therefrom.

ARTICLE XVI. INDEMNIFICATION

Lessor shall not be liable for any loss, injury, death, or damage to persons or property which at any time may be suffered or sustained by Tenant or by any person whosoever may at any time be using or occupying or visiting the demised premises or be in, on, or about the same, whether such loss, injury, death, or damage shall be caused by or in any way result from or arise out of any act, omission, or negligence of Tenant or of any occupant,, subtenant, visitor, or user of any portion of the premises, or shall result from or be caused by any other matter or thing whether of the same kind as or of a different kind than the matter or things above set forth, and Tenant shall indemnify Lessor against all claims, liability, loss, or damage whatsoever on account of any such loss, injury, death, or damage. Tenant hereby waives all claims against Lessor for damages to the building and improvements that are hereinafter placed or built on the premises and to the property of the Tenant in, on or about the premises, and for injuries to persons or property in or about the premises, from any cost arising at any time. The two preceding sentences shall not apply to loss, injury, death, or damage arising by reason of the negligence or misconduct of the Lessor, its agents or employees.

Lessor shall indemnify Tenant from and against all claims, liability, loss, or damage (including reasonable attorneys' fees) arising from, occasioned by or resulting from the negligent, intentional or criminal act or omission of Lessor or Lessor's agent, employees or representatives.

ARTICLE XVII. ATTORNEY'S FEES

If any action at law or in equity shall be brought to recover any rent under this Lease, or for or on account of any breach of, or to enforce or interpret any of the covenants, terms or conditions of this Lease, or for the recovery of the possession of the demised premises, the prevailing party shall be entitled to recover from the other party as part of the prevailing party's costs reasonable attorney's fees, the amount of which shall be fixed by the Court and shall be made a part of any judgment or decree rendered.

ARTICLE XVIII. <u>OPTION TO RENEW</u>

Provided that Tenant is not then in default of any of his obligations under this Lease, Lessor grants to Tenant, subject to the conditions set forth below, the right and option to renew this Lease for a period of five (5) years. Rent during each year of such renewal term shall be as shown in Article III. Notice in writing to Lessor of Tenant's intention to exercise said option shall be given at least one hundred and eighty (180) days prior to expiration of the original term of the Lease herein. In the event that Tenant elects to so renew the term of this Lease, the remaining terms and conditions of this Lease shall apply during the renewal term.

ARTICLE XIX. <u>REDELIVERY OF PREMISES</u>

Tenant shall pay all sums required to be paid by Tenant hereunder in the amounts, at the times, and in the manner herein provided, and shall keep and perform all the terms and conditions hereof on their part to be kept and performed, and, at the expiration or sooner termination of this Lease, peaceable and quietly quit and surrender to Lessor the premises in good order and condition, ordinary wear and tear excepted, subject to the other provisions of this Lease. In the event of the non-performance by Tenant of any of the covenants of Tenant undertaken herein, this Lease may be terminated as herein provided.

ARTICLE XX. <u>REMEDIES CUMULATIVE</u>

All remedies hereinbefore and hereinafter conferred on Lessor shall be deemed cumulative and no one exclusive of the other, or of any other remedy conferred by law.

ARTICLE XXI. <u>INSURANCE</u>

A.   Tenant shall not carry any stock of goods or do anything in or about the Leased Premises which shall in any way tend to increase insurance rates on the Leased Premises or the Project without the prior written consent of Lessor. If Lessor shall consent to such use, Tenant agrees to pay as additional rental any increase in premiums for insurance resulting from the business carried on in the Leased Premises by Tenant. If Tenant installs any electrical equipment that overloads the power lines to the building, Tenant shall, at Tenant's own expense, make whatever changes are necessary to avoid such overload and to comply with the requirements of insurance underwriters and insurance rating bureaus and governmental authorities having jurisdiction.

B.   Tenant agrees to purchase, in advance, and to carry in full force and effect during the Term of this Lease the following insurance:

    1.   "All risk" property insurance covering the full replacement cost of all of Tenant's leasehold improvements, trade fixtures and personal property within the Leased Premises.

    2.   Commercial general liability insurance, providing coverage on an "occurrence" rather than a "claims made" basis, which policy shall include coverage for Bodily Injury, Property Damage Liability, Personal Injury, Contractual Liability (applying to this Lease), and Independent Contractors, in current Insurance Services Office form or other form which provides coverage at least as broad. Tenant shall maintain a policy limit of at least One Million Dollars ($1,000,000.00), per occurrence, and Two Million Dollars ($2,000,000.00) Aggregate applying to Bodily Injury, Property Damage Liability, and Personal Injury, which limit may be satisfied by Tenant's basic policy, or by the basic policy in combination with umbrella or excess policies so long as the coverage is at least as broad as that required herein. Such liability, umbrella and/or excess policies may be subject to aggregate limits so long as the aggregate limits have not at any pertinent time been reduced to less than the policy limit stated above, and provided further that any umbrella or excess policy provides coverage from the point that such aggregate limits in the basic policy

become reduced or exhausted. Lessor shall be named as additional insured under all such policies.

3.   Dram shop insurance providing coverage to fully cover any loss or liability arising from Tenant's sale or distribution of alcohol on the premises.

C.   At least ten (10) days prior to entry by Tenant on the Leased Premises, Tenant shall deliver to Lessor evidence that the insurance required by this Lease is in full force and effect. At least thirty (30) days prior to expiration of any such coverage, Tenant shall deliver evidence that the coverage in question will be renewed or replaced upon expiration. Such evidence of insurance shall contain sufficient information to enable Lessor to determine whether Tenant's insurance complies with the requirements of this Lease. Upon request, Tenant shall also furnish insurer-certified copies of all pertinent policies. All policies used to provide the coverage required by this Lease shall (i) be endorsed to require the insurer to provide at least thirty (30) days notice to Lessor prior to cancellation or non-renewal, and (ii) be issued by financially sound companies having an A.M. Best Company rating of at least "A++".

D.   Lessor agrees to purchase in advance, to charge as an Operating Cost, and to carry in full force and effect during the Term of this Lease the insurance as follows:

1.   "All risk" property insurance coverage on the Project, exclusive of Tenant's leasehold improvements, in such amount as Lessor deems prudent.

2.   Commercial general public liability insurance covering the Project, in a combined single limit amount of not less than One Million Dollars ($1,000,000.00), per occurrence, and Two Million Dollars ($2,000,000.00) aggregate.

ARTICLE XXII. DEFAULT AND TERMINATION

If any one, or more, of the following events shall occur:

A.   Tenant shall fail to make any payment hereunder when due, whether for rent or otherwise and such failure is not cured within five (5) days after written notice to Tenant; or

B.   Any financial report or statement, certificate, statement, representation or warranty at any time furnished or made by or on behalf of Tenant or any guarantor of any of Tenant's obligations hereunder, including, without limitation, any representation or warranty made by Tenant herein, proves to have been false or misleading in any material respect at the time as of which the facts therein set forth were stated or certified, or any such financial report or statement has omitted any material contingent or unliquidated liability or claim against Tenant or any such guarantor; or

C.   Tenant or any guarantor of any of Tenant's obligations hereunder shall fail to perform or observe any covenant, condition or agreement of this Lease document, or any other agreement between the Tenant and Lessor, to be performed or observed by him hereunder or under any guaranty agreement and the failure is not cured within thirty (30) days after written notice to Tenant, provided that if said failure cannot be reasonably cured within thirty (30) days, then Tenant shall have a reasonable amount of time to cure such failure, so long as Tenant is diligently pursuing cure; or

D.   Tenant or any guarantor of Tenant's obligations hereunder shall be in breach of or in default in the payment and performance of any obligation owing to Lessor, whether or not related to this Lease and howsoever arising, whether by operation of law or otherwise, present or future, contracted for or acquired, and whether joint, several, absolute, contingent, secured, unsecured, matured or unmatured, and such breach or default is not cured within thirty (30) days after written notice to Tenant, provided that if said failure cannot be reasonably cured within thirty (30) days, then Tenant shall have a reasonable amount of time to cure such failure, so long as Tenant is diligently pursuing cure or

E. Tenant or any guarantor of any of Tenant's obligations hereunder shall cease doing business as a going concern, make an assignment for the benefits of creditors, generally not pay his debts as they become due or admit in writing his inability to pay his debts as they become due, file a petition commencing a voluntary case under any chapter of the Bankruptcy Code, Title 11 of the United States Code, be adjudicated an insolvent, file a petition seeking for himself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar arrangement under any present or future statute, law, rule or regulation, or file an answer admitting the material allegations of a petition filed against it in any such proceeding, consent to the filing of such a petition or acquiesce in the appointment of a trustee, receiver, custodian or other similar official for him or of all or any substantial part of his assets or properties, or take any action looking to his dissolution or liquidation; or

F. An order for relief against Tenant or any guarantor of any of Tenant's obligations hereunder shall have been entered under any chapter of the Bankruptcy Code, or a decree or order by a court having jurisdiction in the premises shall have been entered approving as properly filed a petition seeking reorganization, arrangement, readjustment, liquidation, dissolution or similar relief against Tenant or any guarantor of any of Tenant's obligations hereunder under any present or future statute, law, rule or regulation, or within thirty (30) days after the appointment without Tenant's or such guarantor's consent or acquiescence of any trustee, receiver, custodian or other similar official for him or such guarantor or of all or any substantial part of his or such guarantor's assets and properties, such appointment shall not be vacated; or

G. An order, judgment or decree shall be entered against Tenant or such guarantor by a court of competent jurisdiction and shall continue in effect for any period of thirty (30) consecutive days without a stay of execution, or any execution or writ or process shall be issued under any action or proceeding against Tenant whereby the leased premises or its use may be levied upon or restrained;

Then and in any such event Lessor may, at the sole discretion of Lessor, without notice or demand, take any one or more of the following steps:

1. Immediately terminate Tenant's rights hereunder with or without process of law, directly or acting through agents, without liability to Tenant, enter upon the premises of Tenant and take immediate possession of all or any portion of the premises and thenceforce hold, possess and enjoy the same free from any right of the Tenant to the possession and use of the premises for any purpose whatsoever, in which event Tenant hereby expressly waives all further rights to possession of the premises and all claims for injuries suffered through or caused by any such repossession; or

2. Sue for and seek to recover from Tenant all rent and other sums then past due pursuant to the terms and provisions of this Lease; or

3. Declare immediately due and payable, and sue for and seek to recover, all payments of rent, whether or not accrued, and all other amounts payable hereunder; provided, however, that upon the occurrence of any of the events specified in Subparagraphs E. and F. above, Tenant's rights under this Lease shall automatically be terminated and all sums as specified in this subparagraph 3 shall immediately be due and payable, all without further act or deed on the part of Lessor and without notice to Tenant.

H.   If Lessor fails to perform, meet, or observe any of Lessor's obligations under this Lease, and such failure continues for a period of thirty (30) days after written notice from Tenant, then Tenant, at any time thereafter by written notice to Lessor, shall, as its non-exclusive remedy, have the right to cure the failure and invoice Lessor for the costs and expenses of curing such failure, including, without limitation, attorneys' fees incurred by Tenant, which Landlord shall pay within ten (10) days of such written notice. However, if Landlord is diligently pursuing cure of any such breach but such breach cannot be cured within such time, then Lessor may complete such cure within a reasonable amount of time. If Lessor's failure renders the premises uninhabitable for the Tenant's intended use of the premises, and Lessor does not cure said default as provided in this Article XXII.H. Tenant may terminate this Lease and all obligations and rights hereunder.

ARTICLE XXIII. LESSOR'S RIGHT TO PERFORM

In the event that Tenant, by failing or neglecting to do or perform any act or thing herein provided by it to be done or performed, shall be in default hereunder and such failure shall continue for a period of ninety (90) days after written notice from Lessor specifying the nature of the act or thing to be done or performed, then Lessor may, but shall not be required to, do or perform or cause to be done or performed such act or thing (entering on the demised premises for such purposes, if Lessor shall so elect), and Lessor shall not be or be held liable or in any way responsible for any loss, inconvenience, annoyance, or damage resulting to Tenant on account thereof, and Tenant shall repay to Lessor on demand the entire expense thereof, including compensation to the agents and employees of Lessor. Any act or thing done by Lessor pursuant to the provisions of this section shall not be construed as a waiver of any such default by Lessor pursuant to the provisions of this section shall not be construed as a waiver of any such default by Lessor, or as a waiver of any covenant, term, or condition herein contained or the performance thereof, or of any other right or remedy of Lessor hereunder or otherwise.

ARTICLE XXIV. EFFECT OF EMINENT DOMAIN

A.   **Effect of total condemnation.** In the event the entire demised premises shall be appropriated or taken under the power of eminent domain by any public or quasi-public authority, this Lease shall terminate and expire as of the date of such taking, and Tenant and Lessor shall thereupon be released from any liability thereafter accruing hereunder.

B.   **Effect of Partial Condemnation.** In the event a portion of the demised premises shall be so appropriated or taken and the remainder of the property shall not be suitable for the use then being made of the property by Tenant, or if the remainder of the property is not one undivided parcel of property, Tenant shall have the right to terminate this Lease as of the date of such taking on giving to Lessor written notice of such termination within thirty (30) days after Lessor has notified Tenant in writing that the property has been so appropriated or taken.

In the event a portion of the demised premises shall be so appropriated or taken and the remainder of the property shall still be suitable for the use then being made of the property by Tenant, this Lease agreement shall remain in full force and effect.

C.   **Condemnation Award.** Lessor shall be entitled to the entire award in any condemnation proceeding or other proceeding for taking for public or quasi public use, including, without limitation, any award made for the value of the leasehold estate created by this lease. No award for any partial or entire taking shall be apportioned, and Tenant hereby assigns to Lessor any award that may be made in a condemnation or other taking, together with any and all rights of Tenant now or hereafter arising to all or part of the award; provided, however, that nothing contained herein shall be deemed to give Lessor any interest in, or require Tenant to assign to Lessor, any award made to Tenant specifically for its relocation expenses, and/or the taking of Tenant's personal property.

ARTICLE XXV. SURRENDER OF LEASE

The voluntary or other surrender of this Lease by Tenant, or a mutual cancellation thereof, shall not work a merger, and shall, at the option of Lessor, terminate all or any existing subleases or subtenancies, or may, at the option of the Lessor, operate as an assignment to them of any or all such subleases or subtenancies.

ARTICLE XXVI. DISPOSITION OF IMPROVEMENTS ON TERMINATION OF LEASE

On termination of this Lease for any cause, Lessor shall become the owner of any building or improvements on the demised premises, excepting those items provided for in Article XII. Alterations and Improvements, Paragraph C., as remaining the property of Tenant.

ARTICLE XXVII. TRANSFER OF SECURITY

If any security is given by Tenant to secure the faithful performance of all or any of the covenants of this lease on the part of Tenant, Lessor may transfer or deliver the security, as such, to the purchaser of the reversion, in the event that the reversion be sold, and thereupon Lessor shall be discharged from any further liability in reference thereto.

ARTICLE XXVIII. WAIVER

The waiver by Lessor of, or the failure of Lessor to take action with respect to any breach of any term, covenant or condition herein contained, shall not be deemed to be a waiver of such term, covenant or condition, or subsequent breach of the same, or any other term, covenant or condition herein contained. The subsequent acceptance of rent hereunder by Lessor shall not be deemed to be a waiver of any preceding breach by Tenant of any term, covenant or condition of this Lease, other than the failure of Tenant to pay the particular rental so accepted, regardless of Lessor's knowledge of such preceding breach at the time of acceptance of such rent.

ARTICLE XXIX. EFFECT OF TENANT'S HOLDING OVER

Any holding over after the expiration of the term of this lease, with consent of Lessor, shall be construed to be a tenancy from month to month, on the same terms and conditions herein specified, so far as applicable. Notwithstanding the foregoing, Base Rent during any Holdover Period shall be at **150%** of the last year of the term of the Option Period as provided for in Article III of this Lease Agreement.

ARTICLE XXX. LEASE TO BE SUBORDINATE

This Lease is subject and subordinate to Lessor's first mortgage and restrictions which may now or hereafter affect the building, and to all renewals, amendments, modifications and extensions thereof. This clause shall be self-operative, and no further instruments shall be required; provided, however, that for confirmation of such subordination or superiority, Tenant shall execute promptly any agreement requested by Lessor. Tenant hereby irrevocably constitutes and appoints Lessor as Tenant's agent to execute any such agreement or agreements for and on behalf of Tenant. Tenant hereby attorns to any such first mortgagee, purchaser at foreclosure sale, or recipient of a deed in lieu of foreclosure, and agrees to execute any reasonable agreement affirming such attornment.

ARTICLE XXXI. ESTOPPEL CERTIFICATE

Tenant shall, within five (5) business days following a request from Lessor, execute and deliver to Lessor an Estoppel Certificate in such form and content as requested by Lessor, attesting to the terms and condition of this lease and the compliance to date of Lessor with the terms and conditions of this Lease and such other matters as requested by Lessor concerning the tenancy of Tenant under this Lease. In the event that Tenant asserts any default by Lessor, Tenant shall set forth such alleged default or defaults upon the said certificate in detail and attest to the fact that those listed defaults are the only defaults by Lessor hereunder.

ARTICLE XXXII. PARTIES BOUND

The covenants and conditions herein contained shall, subject to the provisions as to assignment, transfer and subletting, apply to and bind the heirs, successors, executors, administrators and assigns of all the parties hereto; and all of the parties hereto shall be jointly and severally liable hereunder.

ARTICLE XXXIII. TIME OF THE ESSENCE

Time is of the essence of this Lease, and of each and every covenant, term, condition, and provision hereof.

ARTICLE XXXIV. SECTION CAPTIONS

The captions appearing after the section number designations of this Lease are for convenience only and are not a part of the Lease and do not in any way limit or amplify the terms and provisions of this Lease.

ARTICLE XXXV. GOVERNING LAW

This Lease shall be governed by, construed and enforced in accordance with the laws of the State of Minnesota.

ARTICLE XXXVI. MISCELLANEOUS

Where applicable, words used in this instrument in the masculine gender include the feminine and neuter; the singular number includes the plural and the plural the singular.

Lessor acknowledges and agrees that this lease will be published by Tenant through Tenant's Form C offering.

IN WITNESS WHEREOF, the parties hereto have executed this Lease at Rochester, Minnesota, effective on the day and year first above written.




_____ **LESSOR:__**

_____ **HI-FI PROPERTIES I, LLC**

and By _____   By _____

          Matthew Hindermann   Thomas Fitzgerald

                        Member

     Member~~Its: Chief Manager~~

_____

TENANT:_

_____ **Greg Miller Project LLC**

_____ By _____

_____ Greg Miller

Its: President + Owner





STATE OF MINNESOTA

ss.

COUNTY OF OLMSTED

On this 15 day of June, 2018, before me, a notary public within and for said County and State, personally appeared Thomas Fitzgerald, Member~~the Chief Manager~~ of HI-FI Properties I, LLC, a Minnesota limited liability company, on behalf of the limited liability company.

ABBE JO LOECHLER SWENSON
Notary Public-Minnesota
My Commission Expires Jan 31, 2022

A Swenson

STATE OF MINNESOTA

ss.

COUNTY OF OLMSTED

On this 15 day of June, 2018, before me, a notary public within and for said County and State, personally appeared Matthew Hindermann, Member of HI-FI Properties I, LLC, a Minnesota limited liability company, on behalf of the limited liability company.

ABBE JO LOECHLER SWENSON
Notary Public-Minnesota
My Commission Expires Jan 31, 2022

A Swenson

STATE OF MINNESOTA

        ss.

COUNTY OF OLMSTED

On this 15 day of _____June_____, 2018, before me, a notary public within and for said County and State, personally appeared Greg Miller, Member of Greg Miller Project LLC, a Minnesota limited liability company, on behalf of the limited liability company.



ABBE JO LOECHLER SWENSON
Notary Public-Minnesota
My Commission Expires Jan 31, 2022

_A Swenson_____

PERSONAL GUARANTEE

For Value Received, I hereby personally guarantee the performance of the obligations of Greg Miller Project LLC under this Lease and hereby agree and consent to all the stipulations contained therein.



Greg Miller

EXHIBIT "A"

Legal Description

That part of the Northeast Quarter of the Northwest Quarter of Section 24, Township 107 North, Range 14 West, described as follows:

Commencing at the Northeast corner of said Northeast Quarter of the Northwest Quarter; thence on an assumed bearing of South 01°34'55" East, along the East line of said Northeast Quarter of the Northwest Quarter a distance of 1314.92 feet to the Southeast corner of said Northeast Quarter of the Northwest Quarter; thence South 89°39'15" West, along the South line of said Northeast Quarter of the Northwest Quarter, a distance of 308.81 feet; thence North 08°55'23" East a distance of 289.33 feet to the point of beginning of the land to be described; thence South 75°00'06" East a distance of 65.00 feet; thence North 04°22'30" East a distance of 286.91 feet; thence North 66°00'36" West a distance of 819.21 feet to a point on the centerline of Trunk Highway Number 63 as said Highway is constructed; thence Southwesterly 548.15 feet along said centerline which is on a non-tangential curve concave to the east having a radius of 2860.28 feet and a central angle of 10°58'49" and the chord of said curve bears South 19°25'34" West; thence North 85°38'10" East a distance of 228.73 feet; thence South 83°47'41" East a distance of 391.29 feet; thence South 75°00'06" East a distance of 236.81 feet to the point of beginning, containing 7.7 acres, more or less, subject to the right of way of Trunk Highway Number 63.

EXCEPTING

That part platted in VIKING HILLS FIRST, according to the plat thereof on file and of record in the Office of the County Recorder, Olmsted County, Minnesota. Containing 0.62 acres.

ALSO EXCEPTING

That part of the Northeast Quarter of the Northwest Quarter of Section 24, Township 107 North, Range 14 West, Olmsted County, Minnesota, described as follows:

Commencing at the Southeast Corner of the Northeast Quarter of said Northwest Quarter; thence South 89°39'15" West, assumed bearing, along the south line thereof, 308.81 feet to the Southwesterly corner of Lot 6, Block 2, VIKING HILLS SECOND; thence North 08°55'23" East along the westerly line of said Lot 6, a distance of 289.33 feet to the northwesterly corner of said Lot 6 for the point of beginning; thence North 75°00'06" West, 236.81 feet; thence North 83°47'41" West, 149.56 feet; thence North 23°59'24" East, 313.11 feet to the most southerly corner of Lot 3, Block 4, VIKING HILLS FIRST; thence North 23°59'24" East, 30.00 feet to the southwesterly corner of Lot 2 in said Block 4; thence South 66°00'36" East, along the southerly line of said VIKING HILLS FIRST, 351.33 feet to the northwesterly corner of Lot 1, Block 3 in said VIKING HILLS FIRST; thence South 04°22'30" West, along the west line of said Lot 1 and along the west line of VIKING HILLS SECOND, 265.67 feet to the most northerly line of Lot 6, Block 2 in said VIKING HILLS SECOND; thence North 75°00'06" West, along said northerly line, a distance of 65.00 feet to the point of beginning. Containing 2.66 acres, more or less.

The above described conveyance contains 4.31 acres, more or less.

Exhibit B

Initial Tenant Improvements

New interior walls: 4" – 5" stl. Studs 16" O.C. full insul. dble GWB, paint ($10/SF)

New floor framing: 2x wood framing w/ ¾" plywood finish (4500 SF x $12/sf)

Allow for theatrical lighting and sound

Interior misc. electric/wiring/lighting

Interior HVAC distribution/control

Kitchen, Bar, Shop plumbing

Sprinkler system modifications

Interior finishes; carpet, paint, etc.

Fixtures, furnishings, seating, and equip.

Exterior signage

Attached plan drawing of Premises emailed by architect, Lloyd P Johnson, to Hi-Fi Properties I LLC members Matthew Hindermann and Thomas Fitzgerald on 6/12/18

Exhibit B

Initial Tenant Improvements

Plan

